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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Handwritten: V$ 3·12-0

RECEIVED MAR - 1 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8-51403 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MacMar Investment Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__335 Ridge Point Circle__
(No. and Street)

__Bridgeville__   __PA__   __15017__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Peter W. McCleary__   __412-914-0846__
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Buckler, McKenney & Nadzadi, PC__
(Name – if individual, state last, first, middle name)

__116 Fox Plan Road__   __Monroeville__   __PA__   __15146__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Peter W. McCleary_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MacMar Investment Corporation_ , as of _Dec. 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven J. Deas Notary Public
South Fayette Twp., Allegheny County
My Commission Expires Nov. 7, 2005
Member, Pennsylvania Association Of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MacMar Investment Corporation

FINANCIAL STATEMENTS

December 31, 2003

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
  of MacMar Investment Corporation

We have audited the accompanying statement of financial condition of MacMar Investment Corporation (a Texas Corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacMar Investment Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi

February 19, 2004

MacMar Investment Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

CURRENT ASSETS

Cash	$ 7,439	
Accounts receivable - commissions	1,527	
Accounts receivable - other	4,800	
Prepaid expenses	2,180	
TOTAL CURRENT ASSETS		$ 15,946

FIXED ASSETS

Office equipment - net of depreciation of $1,449		349
TOTAL ASSETS		$ 16,295

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable		$ 958
TOTAL LIABILITIES		958

STOCKHOLDERS' EQUITY

Common stock - 10,000 shares issued and outstanding	$ 14,000	
Treasury stock, 447 shares at cost	(2,500)	
Retained earnings (deficit)	3,837	15,337
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 16,295

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF INCOME

For the Year Ended December 31, 2003

REVENUES		
Commission income		$ 28,631
EXPENSES		
Commission expense	$ 19,711	
Travel	2,801	
License expense	2,441	
Professional fees	1,749	
Depreciation	599	
Office expense	510	
Management expense	200	28,011
NET INCOME BEFORE PROVISION FOR INCOME TAXES		620
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 620

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year Ended December 31, 2003

	Treasury Stock	Common Stock	Retained Earnings (Deficit)
Balances at January 1, 2003	$ (2,500)	$ 14,000	$ 3,217
Net income	-	-	620
Balances at December 31, 2003	$ (2,500)	$ 14,000	$ 3,837

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2003

Subordinated liabilities at January 1, 2003 $ --

No changes

Subordinated liabilities at December 31, 2003 $ --

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 620
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	599
(Increase) decrease in receivable - other	(1,000)
(Increase) decrease in commission receivable	108
(Increase) decrease in prepaid expenses	391
Increase (decrease) in accounts payable	(100)
Increase (decrease) in taxes payable	(400)
Increase (decrease) in management fees payable	(2,000)
Increase (decrease) in cash	(1,782)
Cash, at beginning of the period	9,221
Cash, at end of the period	$ 7,439

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes $ 415

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
MacMar Investment Corporation is a Texas Corporation. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 15, 1999. The Company operates its business as both a subscription broker-dealer of securities and an agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are recorded on an as earned basis. The related receivables are considered fully collectible.

Office equipment is carried at cost. Depreciation is provided over the estimated useful lives (3 years) of the assets utilizing a straight line method.

NOTE 2 - RESERVE REQUIREMENTS
The Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL
Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2003. At December 31, 2003, the Corporation's net capital as defined by SEC Rule 15c3-1 was $3,008 in excess of minimum net capital required. The excess net capital at 1000% was $7,912 at December 31, 2003 and the percent of aggregate indebtedness to net capital was 12% at December 31, 2003.

MacMar Investment Corporation
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

MacMar Investment Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL
Total Stockholders' equity $ 15,337
    Deduct stockholders' equity not allowable for net capital   -

Total stockholders' equity qualified for net capital   15,337

    Deduct nonallowable assets - other   7,329

NET CAPITAL $ 8,003

AGGREGATE INDEBTEDNESS
Liabilities from statement of financial condition $ 958

TOTAL AGGREGATE INDEBTEDNESS $ 958

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required $ 5,000

Excess net capital $ 3,008

Excess net capital at 1000% $ 7,912

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A as of December 31, 2003)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS report $ 7,516

Net audit adjustments   492

Net capital per above $ 8,008

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

REPORT ON INTERNAL CONTROL

Board of Directors
MacMar Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MacMar Investment Corporation, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi, P.C.

February 19, 2004

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning <u>01/01/2003</u> and ending <u>12/31/2003</u>
                                                    [8005]   [8006]

SEC File Number: <u>51403</u>
                                                                [8011]
Firm ID: <u>46367</u>

1.   Name of Broker Dealer: <u>MACMAR INVESTMENT CORPORATION</u>
                                                                                          [8020]

2.   Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: _____   Phone: _____
                                    [8053]   [8057]
Name: _____   Phone: _____
                                    [8054]   [8058]
Name: _____   Phone: _____
                                    [8055]   [8059]
Name: _____   Phone: _____
                                    [8056]   [8060]

3.   Respondent conducts a securities business exclusively with registered   Yes ⦿   No ◯ [8073]
       broker-dealers:

4.   Respondent is registered as a specialist on a national securities exchange: Yes ◯   No ⦿ [8074]

5.   Respondent makes markets in the following securities:

       (a)   **equity securities**   Yes ◯   No ⦿ [8075]

       (b)   **municipals**   Yes ◯   No ⦿ [8076]

       (c)   **other debt instruments**   Yes ◯   No ⦿ [8077]

6.   Respondent is registered solely as a municipal bond dealer: Yes ◯   No ⦿ [8078]

7.   Respondent is an insurance company or an affiliate of an insurance   Yes ◯   No ⦿ [8079]
       company:

8.   Respondent carries its own public accounts: Yes ◯   No ⦿ [8084]

9. Respondent's total number of public customer accounts:

    (carrying firms filing X-17A-5 Part II only)

    (a) **Public customer accounts**   0
                                                                                [8080]

    (b) **Omnibus accounts**   0
                                                                                [8081]

---

10. Respondent clears its public customer and/or proprietary accounts: Yes ◯   No ◉ [8085]

---

11. Respondent clears its public customer accounts in the following manner:

    (a) **Direct Mail (New York Stock Exchange Members Only)**   ☐ [8086]

    (b) **Self Clearing**   ☐ [8087]

    (c) **Omnibus**   ☐ [8088]

    (d) **Introducing**   ☐ [8089]

    (e) **Other**   ☐ [8090]

    (f) **Not Applicable**   ☑ [8091]

---

12.   Yes ◯   No ◉ [8100]

    (a) Respondent maintains membership(s) on national securities
         exchange(s):

    (b) Names of national securities exchange(s) in which respondent
         maintains memberships:

         (1) **American**   ☐ [8120]

         (2) **Boston**   ☐ [8121]

         (3) **CBOE**   ☐ [8122]

         (4) **Midwest**   ☐ [8123]

         (5) **New York**   ☐ [8124]

         (6) **Philadelphia**   ☐ [8125]

         (7) **Pacific Coast**   ☐ [8126]

         (8) **Other**   ☐ [8129]

---

13. Employees:
                                                                                 0
    (a) **Number of full-time employees**   [8101]
                                                                                 0
    (b) **Number of full-time employees registered representatives   [8102]
         employed by respondent included in 13(a)**

                                                                                 0
14. Number of NASDAQ stocks respondent makes market   [8103]

                                                                                 0
15. Total number of underwriting syndicates respondent was a member   [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

    (a) equity securities transactions effected on a national
        securities exchange
                                                    [8107]

    (b) equity securities transactions effected other than on a
        national securities exchange
                                                    [8108]

    (c) commodity, bond, option, and other transactions effected on
        or off a national securities exchange
                                                    [8109]

---

17. Respondent is a member of the Securities Investor Protection Corporation   Yes ○   No ⊙ [8111]

---

18. Number of branch offices operated by respondent   0
                                                                          [8112]

---

19.   Yes ○   No ⊙ [8130]

    (a) Respondent directly or indirectly controls, is controlled by, or is
        under common control with a U.S. bank

    (b) Name of parent or affiliate   [8131]

    (c) Type of institution   [8132]

---

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank   Yes ○   No ⊙ [8113]

---

21.   Yes ○   No ⊙ [8114]

    (a) Respondent is a subsidiary of a registered broker-dealer

    (b) Name of parent   [8116]

---

22. Respondent is a subsidiary of a parent which is not a registered broker or
dealer   Yes ○   No ⊙ [8115]

---

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-
10(b) in lieu of daily or immediate confirmations: Yes ○   No ⊙ [8117]

    * Required in any Schedule I filed for the calender year 1978 and succeeding years.

---

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed   0
Securities Done by Respondent During the Reporting Period   [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income   0
                                                                                 [8151]